RIVER VALLEY BANCORP
430 Clifty Drive
P.O. Box 1590
Madison, IN 47250

June 23, 2014

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	David Lin
Division of Corporation Finance

Re:	River Valley Bancorp Registration Statement on Form S-1 File No. 333-195361

Ladies and Gentlemen:

River Valley Bancorp, the registrant in the above-referenced Registration Statement, hereby requests that effectiveness of such Registration Statement be accelerated and declared effective by the Securities and Exchange Commission (the “Commission”) as of 12:00 p.m. (Eastern Time) on Wednesday, June 25, 2014, or as soon thereafter as practicable.

This confirms that the registrant is aware of its responsibilities under the Securities Act of 1933, as amended.  The registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RIVER VALLEY BANCORP

By:	/s/ Matthew P. Forrester
Name: Matthew P. Forrester
Title: President and CEO